Exhibit 99.2

Press Release

Sanofi and CD&R sign Opella share purchase agreement

Paris, February 19, 2025. Following completion of the required social and corporate procedures, Sanofi and CD&R announce today they have signed the share purchase agreement in relation to the sale of a 50% controlling stake in Opella to CD&R. Bpifrance is expected to participate as a minority shareholder with a c.2% stake in Opella, with Sanofi remaining a significant shareholder.

The terms of the transaction remain unchanged from those previously disclosed, and closing is expected to take place in Q2 2025 at the earliest.

This transaction remains subject to obtaining customary regulatory approvals from the competent authorities.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Forward-looking statements

Forward-looking statements This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, those inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions, risks associated with developing standalone businesses and with intellectual property, as well as any related pending or future litigation and the ultimate outcome of such litigation, and other risks associated with trends in exchange and interest rates, volatile economic, political, financial and market conditions, cost containment initiatives, and the impact of pandemics or other global crises may have. More specifically regarding the transaction described above, these risks and uncertainties include among other things the possibility that the transaction will not be completed, or if completed, will not be completed in the expected timeframe, an unexpected failure to satisfy the required closing conditions, or unexpected delays in meeting these requirements, the ability to obtain regulatory clearances, the possibility that the expected strategic benefits, synergies or opportunities from the transaction may not be realized, or may take longer to realize than expected, or potential adverse reactions to the proposed transaction by customers, suppliers, strategic partners or key Sanofi or Opella employees. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF

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made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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